                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                  July 4, 2001


                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                         "RIVIERSTAETE" AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F     X          Form 40-F
                              ---------                ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.) Yes          No   X
           -----       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

AD HOC DISCLOSURES

     Ad hoc disclosures filed by the registrant with the Frankfurt Stock Exchange are attached to this report as follows:

     1. Ad hoc disclosure filed June 26, 2001, regarding the registrant's latest estimates for its full fiscal year 2000 and first quarter 2001 results is attached to this report as Appendix A.

     2. Ad hoc disclosure filed July 4, 2001, regarding the registrant's filing of its full fiscal year 2000 results with the Securities and Exchange Commission and the Frankfurt Stock Exchange is attached to this report as Appendix B.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: July 11, 2001                 By: /s/ Michael W. Nimtsch
                                       ---------------------------------
                                      Michael W. Nimtsch
                                      Senior Executive Vice President and
                                      Chief Financial Officer

                                                                      APPENDIX A

IFCO Systems Projects Pro Forma Revenue Growth for Continuing Operations of 8.2% in Fiscal 2000.

Amsterdam, June 26, 2001 - IFCO Systems N.V. ("IFCO Systems", "IFCO" or the "Company), a global leader in round-trip logistic systems and services announced its latest estimates for full year 2000 and first quarter 2001 results.

Fiscal 2000
US GAAP

For the year ended, December 31, 2000, the company expects to report $372.2 million compared to $154.7 million in 1999 under US GAAP. The revenue growth of 140.6% primarily reflects the acquisition of PALEX and pallet recycling businesses in 2000.

For the same period, the company estimates a net loss of $110.4 million. The majority (approximately 90%) of the projected loss was due to several non recurring items, including the write down of goodwill on the pallet manufacturing businesses currently in the process of being divested and to restructuring parts of the business. Of the $110.4 million loss, $99.6 million was non-recurring/non operating in nature and $83.7 million were non-cash items. Net loss in 1999 was $13.9 million.

Pro Forma

For purposes of clarity, the following numbers are pro forma for the merger with PALEX and the acquisitions completed during 2000, assume these transactions occurred on the first day of fiscal 2000, and are compared against pro forma results for 1999.

Pro forma revenue from continuing operations during 2000 is expected to increase 8.2% to $494.3 million compared to $456.7 million in 1999. Under constant exchange rate conditions, revenues would have grown by 14.0%. The difference was due to the decline in exchange rates between the EUR versus the $.

Total revenues, including discontinued operations, is estimated to be $664.0 million.

Projected EBITDA for continuing operations totaled $67.8 million in fiscal 2000 compared to $79.5 million, representing a 14.7% decline. Under constant exchange rate conditions, EBITDA would have decreased by 7.7%.

Total EBITDA, including discontinued operations is expected to amount to $81.0 million.

Debt totaled $362.6 million as of December 31, 2000. IFCO was in compliance with all of its amended financial covenants as of December 31, 2000.

The balance sheet, income and cash flow statement are audited. However the financial statements, including the notes thereto and management's discussion and analysis (MDA), are subject to final review by the Professional Standards Group of Arthur Andersen. In addition, the Company's former independent auditors must complete a review of the Company's SEC filing as a precondition to its consenting to the inclusion of its audit reports in such filing. Both these reviews are expected to be complete, and the final audit opinion is expected to be included, with the filing of the Company's annual financial statements with SMAX and NASDAQ on June 30, 2001.

First Quarter 2001 Estimate

Revenues for continuing operations during first quarter 2001 are estimated to be $122.2 million, while EBITDA is projected to be $15.0 million. This performance is in line with company's expectations.

Debt as of March 31, 2001 is estimated to have totaled $ 376.3 million.

Based on these projections, IFCO was in compliance with all of its amended credit covenants as of March 31, 2001.

IFCO will publish more detailed information after the filing of its financial statements 2000 and its first quarter report 2001.

end of ad hoc announcement  (c) DGAP 26.06.2001

Issuer's information/explanatory remarks concerning this ad hoc announcement:

  The statements in this press release regarding management's expectations, estimates and projections constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems' results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the results of internal and independent reviews of projected financial results and condition; (2) the competitive nature of the container businesses, including RTCs, pallets, and industrial containers; (3) customer demand and economic cycles; (4) the ability to finance operations, capital expenditures and growth and comply with covenants contained in credit agreements to which IFCO Systems is a party; (5) conditions in lumber markets; (6) seasonality; (7) weather conditions; (8) changes in national or international politics and economics; (9) currency exchange rate fluctuations; and (10) change in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange and the Nasdaq National Market.

  This announcement should be read in conjunction with the filings made by the Company with the Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management's expectations.

-----------------------------------------------------------------------------
WKN: 932117; Index: SMAX
Listed: Amtlicher Handel in Frankfurt; Freiverkehr in Berlin, Bremen, Dusseldorf, Hamburg, Munchen, Stuttgart


261619 Jun 01


26.06.2001 16:19

                                                                      APPENDIX B

IFCO Systems filed Financial Statements 2000 at NASDAQ (SEC) and SMAX.

Amsterdam, July 4, 2001 - IFCO Systems N.V. ("IFCO Systems", "IFCO" or the "Company"), a global leader in round-trip logistic systems and services announced the filing of full year 2000 results at Nasdaq (SEC) and SMAX.

The filed 2000 results confirmed all estimates released by the management on June 26, 2001.

Financial Statements 2000 are available for download on the homepage of IFCO Systems - www.ifcosystems.com or www.ifco.de.

The first quarter 2001 filing will be released during the week beginning July 9, 2001. IFCO expects the Q1 2001 results to be in line with the expectations previously released on June 26, 2001.

IFCO Systems will host a conference call on July 9, 2001 at 15:00 CET to discuss the fiscal 2000 results and Q1 2001 estimates. The dial in number to this call will be available on IFCO's homepage in short term.

end of ad hoc announcement  (c) DGAP 04.07.2001
-----------------------------------------------------------------------------
WKN: 932117; Index: SMAX
Listed: Amtlicher Handel in Frankfurt; Freiverkehr in Berlin, Bremen, Dusseldorf, Hamburg, Munchen, Stuttgart


041709 Jul 01


04.07.2001 17:09